UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

ADOLOR CORPORATION

(Name of Subject Company)

ADOLOR CORPORATION

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Classes of Securities)

00724X102

(CUSIP Number of Classes of Securities)

Tamara L. Joseph

Secretary

Adolor Corporation

c/o Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, MA 02421

(781) 860-8660

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications

On Behalf of the Person(s) Filing)

Copy to:

Paul M. Kinsella

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Telephone: (617) 951-7000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

This Amendment No. 8 (this “Amendment No. 8”) amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) as originally filed with the Securities and Exchange Commission (“SEC”) on November 7, 2011, and amended by Amendment No. 1 filed with the SEC on November 10, 2011, Amendment No. 2 filed with the SEC on November 14, 2011, Amendment No. 3 filed with the SEC on November 15, 2011, Amendment No. 4 filed with the SEC on November 18, 2011, Amendment No. 5 filed with the SEC on November 28, 2011, Amendment No. 6 filed with the SEC on December 1, 2011 and Amendment No. 7 filed with the SEC on December 7, 2011, by Adolor Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 and this Amendment No. 7 relate to the tender offer by FRD Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Cubist Pharmaceuticals, Inc., a Delaware corporation (the “Parent”), as disclosed in a Tender Offer Statement on Schedule TO, dated November 7, 2011 and amended from time to time, filed by the Purchaser and the Parent, to purchase all of the outstanding Shares at a purchase price of $4.25 per Share in cash, plus one non-transferable contingent payment right for each Share, which shall represent the right to receive up to $4.50 in cash subject to the fulfillment of certain conditions and/or the attainment of certain milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 7, 2011, and in the related Letter of Transmittal, dated November 7, 2011, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 8 shall have the meanings given in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 8, except that such information is hereby amended to the extent specifically provided herein.

Item 8.    Additional Information.

Item 8 is hereby amended and supplemented by adding the following text to the end of Item 8:

“End of Subsequent Offering Period.

On December 12, 2011, Parent issued a press release announcing that Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer, informed Parent that, as of 12:00 midnight, New York City time, on December 9, 2011, a total of approximately 43,307,152 Shares (not including approximately 736,286 Shares subject to guaranteed delivery procedures) were tendered pursuant to the Offer during the initial offering period and the subsequent offering period, representing approximately 83% of the Shares outstanding.  The Purchaser has accepted for payment all Shares that were validly tendered in the Offer (but not including any Shares tendered subject to guaranteed delivery procedures).

Pursuant to the terms of the Merger Agreement, the Purchaser has exercised its option to purchase directly from the Company an additional number of Shares sufficient to give the Purchaser ownership of at least 90% of the Company’s then outstanding Shares when combined with the Shares purchased by the Purchaser in the Offer.  On December 9, 2011, the Purchaser purchased an additional 45,070,030 Shares from the Company at a purchase price of $4.76 per Share, which together with the Shares purchased in the Offer (but not including any Shares tendered subject to guaranteed delivery procedures) represented at least 90% of the outstanding Shares.

Pursuant to the terms of the Merger Agreement, Purchaser merged with and into the Company through a “short-form” merger under Delaware law, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent.  By virtue of the Merger, each issued and outstanding Share (other than Shares held as treasury stock, Shares held by Parent or Purchaser or Shares held by stockholders who properly demand and perfect appraisal rights under Delaware law) was cancelled and converted into the right to receive $4.25, in cash, plus one CPR per Share, which represents the contractual right to receive up to $4.50, in cash, if specified regulatory and/or commercial milestones are achieved in agreed upon time periods, less any applicable withholding taxes and without interest.

The full text of the press release issued by Parent is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.”

Item 9.    Exhibits.

Item 9 of Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit No.	Description

(a)(5)(E)	Press Release issued by Cubist Pharmaceuticals, Inc., dated December 12, 2011, announcing the expiration and completion of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADOLOR CORPORATION

By:	/s/Tamara L. Joseph
Name:	Tamara L. Joseph
Title:	Secretary

Dated: December 12, 2011